Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
American Realty Capital – Retail Centers of America, Inc.:

We consent to the use of our report dated March 11, 2016, with respect to the consolidated balance sheets of American Realty Capital – Retail Centers of America, Inc. and its subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of operations and comprehensive loss, changes in stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2015, and the related financial statement schedule III – Real Estate and Accumulated Depreciation, included herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

New York, New York

December 15, 2016